AB 3/11/06

SEC 06004812 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 65552

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Global Hunter Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1808 Point De Vue, Suite 1000
(No. and Street)

Flower Mound	**TX**	**75022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernie Strauss **(770) 263-7300**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 205 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Daniel Conwell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Global Hunter Securities LLC, as

of **December 31**, **2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

GLOBAL HUNTER SECURITIES LLC
Financial Statements
For the Year Ended
December 31, 2005
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member
Global Hunter Securities LLC, formerly Velocity Trading, LLC

We have audited the accompanying balance sheet of Global Hunter Securities LLC, as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Hunter Securities LLC, as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 25, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

GLOBAL HUNTER SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

		2005
Cash and cash equivalents	$	608,161
Accounts receivable - other		357
Office equipment, net of accumulated depreciation of $258		7,491
Prepaid expenses		1,959
Total Assets	$	617,968

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	7,766
Accrued payroll taxes		6,118
Total Liabilities		13,884
MEMBER'S EQUITY		604,084
Total Liabilities and Member's Equity	$	617,968

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2005

	2005
REVENUES	
Investment banking	$ 1,084,631
Interest income	3,117
Total revenues	1,087,748
GENERAL AND ADMINISTRATIVE EXPENSES	
Salaries and wages	54,901
Communications	4,978
Occupancy	4,000
Other operating expenses	133,055
Total expenses	196,934
NET INCOME	$ 890,814

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

	2005
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 890,814
Adjustments to reconcile net loss to net cash provided by operations:	
Depreciation	258
Increase in accounts receivable	(357)
Increase in accounts payable and accrued expense	12,884
Increase in prepaid expenses	(1,779)
NET CASH USED IN OPERATING ACTIVITIES	901,820
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(7,749)
NET CASH USED BY INVESTING ACTIVITIES	(7,749)
CASH FLOW FROM FINANCING ACTIVITIES:	
Contributions from member	6,740
Distributions to member	(300,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	(293,260)
NET INCREASE IN CASH AND CASH EQUIVALENTS	600,811
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	7,350
End of year	$ 608,161

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2005

Balance, December 31, 2004, as previously reported	$ 20,885
Adjustment to remove capital contributions receivable recorded as an asset	(14,355)
Balance, December 31, 2004, as adjusted and corrected	6,530
Net income	890,814
Capital contributions	6,740
Capital withdrawals	(300,000)
Balance, December 31, 2005	$ 604,084

The accompanying notes are an integral part of these financial statements.

GLOBAL HUNTER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Global Hunter Securities LLC (the "Company"), a New York Limited Liability Company, was formed August 7, 2002 as Madison Investment, LLC. The Company changed its name to Velocity Trading, LLC in December 2003 and to Global Hunter Securities LLC in August 2005 when it was acquired by Global Hunter Holdings LLC. Global Hunter Securities LLC is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company is wholly-owned by Global Hunter Holdings LLC.

The Company provides underwriting and investment banking services for customers located primarily in Asia.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Office Equipment: Office equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five years.

Income Taxes: The Company is a disregarded entity for income tax reporting purposes. Therefore the income or losses of the Company flow through to its Member and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Investment Banking Revenues: Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

GLOBAL HUNTER SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $594,277, which was $589,277 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .02 to 1.0.

NOTE C — LEASE AGREEMENT

Effective October 2005, the Company leases office space from a related party under an arrangement which expires in January 2007 at a monthly rate of $1,500 (See Note E).

For the year ended December 31, 2005, rent expense amounted to $4,000.

NOTE D – CONCENTRATIONS

Substantially all of the investment banking revenues were earned from two customers in 2005.

NOTE E – RELATED PARTIES

The Company is dependent upon referrals from a related entity for its business.

SUPPLEMENTAL INFORMATION

SCHEDULE I
GLOBAL HUNTER SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total members, equity	$ 604,084
Less nonallowable assets:	
Other accounts receivable	(357)
Office equipment	(7,491)
Prepaid expenses	(1,959)
	(9,807)
Net capital before haircuts	594,277
Less haircuts	-
Net capital	594,277
Minimum net capital required	5,000
Excess net capital	$ 589,277
Aggregate indebtedness	$ 13,884
Net capital based on aggregate indebtedness	$ 926
Ratio of aggregate indebtedness to net capital	.02 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2005

There is no significant difference between net capital as reported in Form X-17A-5 and net capital stated above.

GLOBAL HUNTER SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Global Hunter Securities LLC

In planning and performing our audit of the financial statements of Global Hunter Securities LLC, for the year ended December 31, 2005, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Global Hunter Securities LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 25, 2006
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC